EXECUTED


02056428

RECD S.E.C.
AUG 3 0 2002
1086

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 30, 2002

ENERSIS S.A.

(Exact name of Registrant as specified in its charter)

PROCESSED
SEP 0 3 2002
THOMSON
FINANCIAL

Republic of Chile
(Jurisdiction of Incorporation)

Avenida Kennedy 5454
Vitacura
Santiago, Chile
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENERSIS S.A.

Table of Contents

ITEM 1

Santiago, July 26, 2002
Gen. Mgt No. 149 /2002

Mr.
Alvaro Clarke de la Cerda
Superintendent of Securities and Insurance
Teatinos 120
Santiago

REF.: **BULLETIN ESSENTIAL FACT**

Dear Sir:

In accordance with Articles 9 and 10 clause 2 of the Law No.18.045, and with the provisions of General Regulation No. 30 of the Superintendency, and by virtue of the powers conferred upon me, I hereby inform you, as an essential fact, of the following:

1) That in the Extraordinary Meeting held on July 25, 2002, the resignation of the Company Director Mr. Luis Rivera Novo was accepted.

2) That in the Ordinary Meeting held on July 26, 2002, the resignation to all of his present positions of Mr. Alfredo Llorente Legaz, Chairman of the Board, Director, Chairman of the Directors' Committee and member of this Committee, was accepted.

3) That in the same Ordinary Meeting held on July 26, 2002, the following was agreed upon:
   - To appoint Mr. Pablo Yrarrázaval Valdés as Director and Chairman of the Board of Enersis S.A.
   - To appoint Mr. Pablo Yrarrázaval Valdés, Mr. Hernán Somerville Senn and Mr. Ernesto Silva Bafalluy as members of the Directors' Committee.
   - Finally, Mr. José Luis Palomo Alvarez was appointed Director.

Yours truly,

Enrique García Alvarez
Chief Executive Officer

c.c.
Santiago Stock Exchange
Electronic Stock Exchange of Chile
Stock Broker's Market, Valparaíso
Risk Rating Commission

ITEM 2

Santiago, July 30th, 2002
Ger Mgt N°154/2002

Mr.
Alvaro Clarke de la Cerda
Superintendent of Securities and Insurance
Teatinos 120
Santiago

REF.: Letter of Endesa Spain to the Comisión Nacional del Mercado de Valores (local SEC)

Dear Sir:

With respect to the support given by Endesa S.A. to its subsidiaries, Enersis and Empresa Nacional de Electricidad S.A. (Endesa de Chile), I am pleased to inform you the following:

a) As of this date, Endesa S.A. is a creditor, directly or indirectly, of Enersis for an approximate amount of US$ 1,400 million as a result of the financing provided for the acquisition in 1999 of shares in Endesa Chile. With regard to this credit, I confirm that, with the purpose of strengthening Enersis' liquidity situation, it is this company's intention to not demand payment of this debt at maturity in May 2004, foreseeing its extension for a further year or, alternatively, that steps be taken for it to be capitalized.

b) In view of the Enersis' cash requirements and simply upon its request, the interest due on the said credit may be postponed, generating new interest charges.

c) In support of possible liquidity problems by Enersis or Endesa de Chile and upon request, Endesa S.A. is willing to buy, within a term no greater than 30 days, assets from those companies for a value up to US$ 150 million with the intention of their subsequent sale to third parties, settling under mutual agreement the resulting differences arising from the transactions.

These measures are intended in the best interests of Endesa S.A. to support the existing strong financial situation of both Enersis and Endesa de Chile and are directed at contributing towards a greater liquidity in those companies.

This commitment is valid until June 30, 2003 and may be extended beyond that date.

Yours truly,

Rafael Miranda R.
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS, S.A.



Dated: August 30, 2002

By:________________________
Name: Enrique García
Title: Chief Executive Officer